FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2014 No. 4

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On April 24, 2014, the registrant announced First Quarter 2014 Financial Results Conference Call and Presentations at Upcoming Investor Conferences

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 24, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces First Quarter 2014 Financial Results Conference
Call and Presentations at Upcoming Investor Conferences

MIGDAL HAEMEK, Israel – April  24, 2014 – TowerJazz (NASDAQ and TASE: TSEM), the global specialty foundry leader announced today it will issue its first quarter 2014 earnings release on Thursday, May 15, 2014. The Company will hold a conference call to discuss its first quarter 2014 financial results and second quarter 2014 guidance on Thursday, May 15, 2014, at 10:00 a.m. Eastern Time (09:00 a.m. Central, 08:00 a.m. Mountain, 07:00 a.m. Pacific and 05:00 p.m. Israel time).

This call will be webcast by Thomson/CCBN and can be accessed on TowerJazz’s website at www.towerjazz.com, or can also be accessed in the U.S. and in Israel by calling a domestic number: 1-888-668-9141 (U.S. Toll-Free), +972-3-918-0609 (international) or 03-918-0609 (Israel).

In addition, TowerJazz's management will be presenting at the following investor conferences during May 2014:

Jefferies 2014 Global Technology, Media & Telecom Conference
Date: May 08, 2014 at 2:30pm Eastern Time
Venue: Epic Hotel, Miami, Florida
Presenter: Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz

Management will be available for one-on-one institutional investor meetings. Interested investors should contact the conference organizers. Presentation will be webcast and can be accessed on TowerJazz’s website at www.towerjazz.com.

Oppenheimer’s 15th Annual Israeli Conference
Date: May 11, 2014 at 12pm Israel Time
Venue: David Intercontinental Tel-Aviv hotel, Israel
Presenter: Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz and Mr. Oren Shirazi, Chief Financial Officer of TowerJazz

15th Annual B. Riley & Co. Investor Conference
Date: May 22, 2014 at 3pm Pacific Time
Venue: Loews Santa Monica, CA
Presenter: Dr. Marco Racanelli, Senior Vice President and General Manager of RF/High Performance Analog and Power Business Groups and General Manager of US Aerospace & Defense Business Group

Management will be available for one-on-one institutional investor meetings. Interested investors should contact the conference organizers. Presentation will be webcast and can be accessed on TowerJazz’s website at www.towerjazz.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz also owns 51% of TowerJazz Panasonic Semiconductor Company, Ltd. through a joint venture with Panasonic Corporation. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. Through the JV with Panasonic, TowerJazz offers best of class 65nm CMOS image sensor dark current and quantum efficiency performance as well as 45nm digital technology. TowerJazz provides a world-class design enablement platform that enables a quick and accurate design cycle. TowerJazz also offers Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing for its customers, TowerJazz operates two manufacturing facilities in Israel, one in the U.S., and four in Japan. For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi, Director of IR | TowerJazz | +972 4 604 7066 | noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559  | towerjazz@gkir.com